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September 8, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on September 8, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom/RER/

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

9/12

Wolters Kluwer
Health

PRESS RELEASE

File No. 82-2683

Wolters Kluwer Health Acquires Boucher Communications

Acquisition of Vision Care Information Company gives Wolters Kluwer Health's Medical Research unit significant penetration in a specialty market segment with consistent growth

New York, NY (September 8, 2005) - Wolters Kluwer Health today announced that it has acquired the total assets of Pennsylvania-based Boucher Communications Inc. (BCI). BCI assets will become a part of Wolters Kluwer Health's Medical Research unit, a leading provider of print and electronic research information for medical and academic institutions, medical practitioners, and corporations. Terms of the agreement were not disclosed.

Since its formation in 1997, BCI has focused exclusively on serving the optometry, opticianry, and ophthalmology markets. BCI's five core vision care trade journals offer clinical and practice management information and business strategies. The award-winning titles include *Eyecare Business*, *Optometric Management*, *Content Lens Spectrum* and *Ophthalmology Management*, as well as *Retinal Physician*, a bi-monthly publication covering the latest scientific developments regarding advances in age-related macular degeneration (AMD) diabetic retinopathy, and posterior segment care. These publications have received numerous industry awards for editorial content, printing, and design.

"Given today's aging population and the accompanying increase in vision problems, there is a great need for information exchange about the latest innovations in vision care," said Gary Foster, Chief Executive Officer of Wolters Kluwer Health's Medical Research unit. "Adding BCI to our holdings immediately puts our Medical Research business into a growing leadership position for this advancing medical specialty. The respected BCI titles and related industry services will both strengthen and benefit our diverse, comprehensive portfolio of medical offerings."

"We are extremely pleased to become part of Wolters Kluwer Health and are looking forward to exploring ways to provide more services to both our customers and subscribers," said Pat Herron, President and Chief Operating Officer of Boucher Communications. "Our publications, related conference services and activities, and electronic initiatives will benefit from the strategic opportunities offered by many of the Wolters Kluwer Health Medical Research titles that will expand the depth of promotion and educational options for our customers."

In addition to the trade journals, BCI publishes a variety of specialty publications, including *Framebuyer*, a semi-annual supplement focused on eyewear fashion; *New O.D.*, a quarterly magazine targeting optometry students and recent graduates; and a number of patient-directed and practitioner-focused supplements. BCI's *Health Care Conference Group* owns and operates educational conferences and seminars for the vision care industry, including the internationally renowned *Global Orthokeratology Symposium*. BCI is also a leading provider of online newsletters, customized communication programs, and other electronic products in vision care.

About Wolters Kluwer Health

Wolters Kluwer Health (Philadelphia, PA) is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons; electronic information providers, such as Ovid Technologies, Medi-Span and SKOLAR; and pharmaceutical information provider Adis International.

Wolters Kluwer
Health

Wolters Kluwer is a leading multi-national publisher and information services company. The company's core markets are spread across the health, corporate services, finance, tax, accounting, law, regulatory and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

About Wolters Kluwer Health Medical Research

Comprised of Ovid Technologies and Lippincott Williams & Wilkins (LWW) medical journals, the Medical Research (MR) business unit of Wolters Kluwer Health is a leader in the development, production, and delivery of print and electronic research information for medical and academic institutions, medical practitioners, and corporations. As the primary online source for all Wolters Kluwer Health content, Ovid offers hundreds of electronic databases and books and more than 1,200 journals, including full text in science, technology, and the humanities. LWW publishes more than 275 journals and newsletter products, including some of the industry's most respected titles, in specialty fields for physicians and clinicians, and distributes them through customized society portal pages and through electronic distribution to Ovid's 13 million users worldwide.

Contact:
Edelman
Danielle Richichi
Danielle.richichi@edelman.com
212.819.4804

Investor Relations:
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 6070 407
ir@wolterskluwer.comwww.wolterskluwer.com